News Release TSX-V: PDO 2011-15 September 13, 2011

PORTAL REPORTS INITIAL RESERVES ON SALT LAKE PROJECT

Portal Resources Ltd. (TSX Venture Exchange: PDO) (Frankfurt: P5H) is pleased to announce that the Company has been assigned its first oil and natural gas reserves after successfully completing a five-well program in West Central Saskatchewan.

In the second quarter of 2011, the Company participated in the drilling of three wells and the re-completion of two wells at its Salt Lake (Birdbear) heavy oil project near Macklin, Saskatchewan. Based on the initial wells, Fekete Associates Inc., an independent petroleum consulting firm, estimates Portal’s proved oil and natural gas liquids (NGLs) reserves to be 99,000 barrels (Bbls) and proved natural gas reserves to be 229,000 thousand cubic feet (Mcf) as at June 30, 2011. Total proved and probable reserves are estimated to be 117,600 Bbls of oil and NGLs, and 269,000 Mcf of natural gas.

These amounts represent Portal’s reserves on its Salt Lake Project only. The Company has additional land holdings in West Central Saskatchewan as well as a core area in Central Alberta to which reserves have yet to be assigned.

Portal’s reserves report was prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities and the definitions and guidelines of the Canadian Oil and Gas Evaluation Handbook (COGEH). The complete report will be filed on SEDAR at www.sedar.com.

Summary of Oil and Gas Reserves at June 30, 2011

	Crude Oil and NGL's (Bbls)	Natural Gas (Mcf)	BOEs	NPV 0% ($000)	NPV 10% ($000)
Proved Developed Producing	23,600	-	23,600	1,248.3	846.4
Total Proved	99,000	229,000	137,167	5,083.9	3,039.6
Probable	18,600	40,000	25,267	1,300.8	562.4
Total Proved plus Probable	117,600	269,000	162,434	6,384.7	3,602.0

Total capital expenditures for Portal’s fiscal year ended June 30, 2011 amounted to $1,790,017, of which $1,743,864 was incurred on oil and gas activities. 2011 finding and development costs for total proved reserves amounted to $12.71/BOE, and for proved and probable reserves amounted to $10.74/BOE.

Portal is well positioned to continue its reserve growth. The Company has identified numerous drilling locations on its Salt Lake (Birdbear) project and plans to drill additional horizontal wells during the next fiscal year.

Portal focuses on the exploration and development of oil and gas in North America.  Please refer to the Company’s website for additional information at: www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

The term “barrels of oil equivalent” (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (6 Mcf) to one barrel (1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Mehran Bagherzadeh or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

 or

Geoffrey Vanderburg, Bryan Mills Iradesso

Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com